Ecopetrol refers to the information published by the media regarding the public statement released by the company on November 21, 2023.

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) (“Ecopetrol” or the “Company”) acknowledges press reports dated November 21, 2023, concerning the statement issued by the company related to the extraordinary meeting of the board of directors held on that date. The instructions given to management were to "promptly evaluate various alternatives to ensure the availability of gas in the required quantities and timelines, within the legal framework and existing constraints, to guarantee timely and cost-effective energy security for the benefit of the sector and the country." Ecopetrol is sharing with the market a complete narrative of the discussions held by the board of directors of the Company’s to correct deviations from its actual content:

Public Statement

November 21, 2023

Today, in an extraordinary session, the Board of Directors of Ecopetrol was briefed by management on the company's actions regarding potential hydrocarbon transactions between PDVSA and Ecopetrol, in the context of the lifting of U.S. restrictions on Venezuela.

The following background was presented:

1. Ecopetrol has had a contract with PDVSA since 2007, valid until November 2027, for the purchase and transportation of gas through the binational Antonio Ricaurte gas pipeline. This contract, in the past, facilitated gas exports to Venezuela and is currently in a stabilization phase to allow gas inflows to Colombia.

2. In November 2022, Ecopetrol requested an OFAC authorization to negotiate hydrocarbon matters with PDVSA.

3. On October 18, 2023, OFAC, through General License 44, announced a six-month lifting of restrictions to allow transactions related to the production, extraction, sale, and export of oil or gas from Venezuela, as well as the supply of related goods and services.

4. Due to gas supply-demand imbalances, the country has been importing gas through the Cartagena regasification terminal (SPEC LNG). From October to mid-November 2023, an average of 204 million cubic feet per day (MMcfd) of gas have been imported, equivalent to 17% of national demand, at an approximate cost of USD 20/MBTU.

5. Ecopetrol is rapidly advancing offshore projects with partners Shell, OXY, and Petrobras to ensure the long-term national gas supply.

In this context, Ecopetrol is evaluating the alternatives presented by PDVSA during the recent visit of the Colombian government to the neighboring country. These options include bilateral projects aiming to supply natural gas to Colombia from December 2024 through the binational Antonio Ricaurte gas pipeline.

Given the background and the need for gas imports in the coming years, the Board of Directors has instructed management to promptly evaluate various alternatives to ensure the availability of gas in the required quantities and timelines, within the legal framework and existing constraints, to guarantee timely and cost-effective energy security for the benefit of the sector and the country.

Ecopetrol reaffirms its commitment to Colombia, the hydrocarbon sector, its shareholders, and partners, pledging relentless efforts to ensure energy security and a fair and equitable energy transition.

Bogotá D.C., November 22, 2023

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Ecopetrol is the largest company in Colombia and one of the main integrated energy companies in the American continent, with more than 18,000 employees. In Colombia, it is responsible for more than 60% of the hydrocarbon production of most transportation, logistics, and hydrocarbon refining systems, and it holds leading positions in the petrochemicals and gas distribution segments. With the acquisition of 51.4% of ISA’s shares, the company participates in energy transmission, the management of real-time systems (XM), and the Barranquilla - Cartagena coastal highway concession. At the international level, Ecopetrol has a stake in strategic basins in the American continent, with Drilling and Exploration operations in the United States (Permian basin and the Gulf of Mexico), Brazil, and Mexico, and, through ISA and its subsidiaries, Ecopetrol holds leading positions in the power transmission business in Brazil, Chile, Peru, and Bolivia, road concessions in Chile, and the telecommunications sector. This press release contains business prospect statements, operating and financial result estimates, and statements related to Ecopetrol's growth prospects. These are all projections and, as such, they are based solely on the expectations of the managers regarding the future of the company and their continued access to capital to finance the company's business plan. The realization of said estimates in the future depends on the behavior of market conditions, regulations, competition, and the performance of the Colombian economy and the industry, among other factors, and are consequently subject to change without prior notice.

This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All forward-looking statements, whether made in this release or in future filings or press releases, or orally, address matters that involve risks and uncertainties, including in respect of the Company’s prospects for growth and its ongoing access to capital to fund the Company’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil & gas, our exploration, and production activities, market conditions, applicable regulations, the exchange rate, the Company’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend and do not assume any obligation to update these forward-looking statements.

For more information, please contact:

Head of Capital Markets (a)

Carolina Tovar

Email: investors@ecopetrol.com.co

Head of Corporate Communications

Marcela Ulloa

Email: marcela.ulloa@ecopetrol.com.co